K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

April 29, 2016

VIA EDGAR

Ms. Sumeera Younis
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ETFS Trust
File Nos. 333-191870 and 811-22986

Dear Ms. Younis:

On behalf of our client, ETFS Trust (the “Trust”), we are responding to Staff comments we received orally on April 25, 2016 regarding the Trust’s Post-Effective Amendment No. 2, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 3, 2016. The Staff’s comments and the Trust’s responses are set forth below. Further, we understand that comments directed toward any individual fund should apply to equally, to the extent applicable, to all funds in the Trust. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus - ETFS Zacks Earnings Large-Cap U.S. Index Fund

1.      Comment: If the portfolio turnover is over 100%, please include appropriate risk disclosure.

Response: We have provided portfolio turnover risk disclosure for the ETFS Zacks Earnings Small-Cap U.S. Index Fund, which is the only fund that had portfolio turnover that was greater than 100%.

2.      Comment: In the first sentence of the third paragraph under the heading Principal Investment Strategies, please consider deleting the word “generally" given that the sentence also contains the word approximately.

Response: We have made the requested change for each fund.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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Ms. Sumeera Younis
April 29, 2016

3.      Comment: In the same paragraph, please explain or clarify if the Zacks Rank factor and the Zacks Quality factor are both used to select all stocks (rather than some stocks selected by one factor and others selected by the other factor).

Response: We have revised the paragraph to clarify that first the Zacks Rank Factor is applied, and then, if there are less stocks in a particular sector than the Sector Target Number, securities with the highest Zacks Quality Factor ranking are selected until the Sector Target Number is reached.

4.      Comment: In the same paragraph, please consider deleting the last two sentences describing the factors, as they seem redundant given the more fulsome descriptions in the fifth and sixth paragraphs of this section.

Response: The paragraph has been rewritten without those two sentences.

5.      Comment: In the fourth paragraph under this section, please explain or clarify the impact on the weighting of the other sectors if no qualifying stocks have been identified within a sector.

Response: The index description has been rewritten to clarify that if no qualifying stocks are identified within a sector, then “the Index is equally weighted between the remaining sectors.”

6.      Comment: Please clarify how the target number of stocks in a sector are selected.

Response: The index description has been rewritten to clarify how the two Zacks factors are applied to select stocks within each sector.

7.      Comment: Given that it appears that it would be impossible for this fund to be concentrated, please consider deleting the discussion about the fund being concentrated in the same industries as the index.

Response: We believe that the discussion on concentration is true, and is beneficial disclosure in that it makes clear that the Fund’s investment in any industry or sector, no matter how big or small, is simply a reflection of what is in the Index.

8.      Comment: Please consider adding active trading market risk to summary of principal risks

Response: We have added additional disclosure as requested.

9.      Comment: Please consider adding “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” to the “Principal Risks of Investing in the Fund” section.

Response: The Trust does not consider the possible exit of APs from the ETF business to be a principal risk of the Fund. Nonetheless, the Trust has added “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” in the “Additional Non-Principal Risk Information” section of the Prospectus.

Ms. Sumeera Younis
April 29, 2016

10.  Comment: Under Buying and Selling Fund Shares, if mandated by the Funds’ exemptive relief, consider revising the disclosure to say that Creation Units will never consist of less than 25,000 shares.

Response: We have not made any changes as we believe the language as currently included in the Prospectus remains correct.

11.  Comment: Please conform the language under Payments to Broker-Dealers and Other Financial Intermediaries to the language in Item 8 of Form N-1A.

Response: We respectfully decline to make the requested change. Item 8 of Form N-1A specifically permits funds to modify the statement in Item 8 so long as it “contains comparable information.” The Registrant believes the current language is both comparable, and accurate.

Prospectus - ETFS Zacks Earnings Small-Cap U.S. Index Fund

12.  Comment: In the Principal Investment Strategies, where discussing the market capitalization of issuers in the index, please disclose what the market cap of such issuers is in dollars.1

Response: We respectfully decline to make the requested change. The specific disclosure in question relates to the description of the Zacks Earnings Small-Cap Index, and we have used the description that was approved by the Index provider, which does not include the range of market capitalizations in dollars. Currently, the Adviser feels bound to use the description that has been approved by the Index provider. Nonetheless, The Adviser is aware of the Staff’s views, will raise this issue with the Index provider and will consider making changes to the requested disclosure in the future.

Prospectus - ETFS Diversified-Factor U.S. Large Cap Index Fund

13.  Comment: In the second paragraph under Principal Investment Strategies, with respect to the statement “most liquid stocks,” please disclose how the index provider measures or determines liquidity.

Response: We have clarified that liquidity is measured by trading ratios and trading volumes.

14.  Comment: Please explain how the index provider starts with a universe of 500 stocks and then, after the index selection process, ends up with an index of approximately 500 stocks.

Response: We have clarified the disclosure to make clear that the selection process is not intended to narrow the number of stocks included in the index, but rather to determine the appropriate weighting of those stocks.

[1]	We note that we received a subsequent comment from you on April 29, 2016, stressing that the range of market capitalization of components in the Index should be presented.

Ms. Sumeera Younis
April 29, 2016

15.  Comment: Please disclose in plain English what is meant by “represents a specific beta exposure (or factor tilt).”

Response: We have revised the disclosure to clarify the four sub-indices within the index.

16.  Comment: Please explain the five equally weighted diversification-based weighting strategies: Maximum Deconcentration, Maximum Decorrelation, Efficient Minimum Volatility, Efficient Maximum Sharpe Ratio, and Diversified Risk Weighted, in greater detail in the Item 9 disclosure.

Response: We have provided greater detail regarding each of these weighting strategies in the index description in Prospectus Summary section. Consequently, we have not added any additional explanation in the Item 9 disclosure.

17.  Comment: Please explain how securities in each sub-index are selected and weighted.

Response: As discussed above, the index methodology is not intended to select or de-select stocks from the 500 largest and most liquid stocks in the index universe. As indicated in response to comment 16 above, we have provided greater detail on how the weighting factors are applied to the stocks in the index.

18.  Comment: Please define the term Diversified Factor Index when first used.

Response: We have revised the disclosure so that the term Diversified Factor Index is no longer being used.

19.  Comment: Please explain the weighting of the index given that each sub-index is given equal weight in the index.

Response: We have clarified that the index equally weights each sub-index, but within each sub-index the securities are weighted based on the weighting factors discussed in response to comments 16 and 17 above.

20.  Comment: Under Additional Information About Each Fund’s Strategy, under General, please consider whether the 80% policy should be tied to “net assets,” as stated, or to “total assets,” as disclosed in each Fund Summary.

Response: The test as described here is correct, and relates to the requirements of Rule 35d-1 under the Act. The policies described in each Fund Summary, are different policies, and relate to requirements imposed by the exemptive relief that the Funds operate under.

Statement of Additional Information

21.  Comment: In the third paragraph under the heading Investment Adviser, you state that the internal expenses of pooled investment vehicles in which a Fund may invest (acquired fund fees and expenses) are not expenses of the Funds and are not paid by the Adviser. Please provide additional disclosure explaining who pays those internal expenses.

Ms. Sumeera Younis
April 29, 2016

Response: The requested change has not been made because this is already disclosed in detail in the Section SPECIFIC INVESTMENT STRATEGIES AND RISKS, under the subsection INVESTMENT COMPANY SECURITIES.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

cc:	W. John McGuire, Esq.
Kathleen Macpeak, Esq.